SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2006

SCOTT'S LIQUID GOLD-INC.
(Exact name of Registrant as specified in its charter)

Colorado	001-13458	84-0920811
(State or other	(Commission	(I.R.S. Employer
jurisdiction of	File Number)	Identification No.)
incorporation)		

4880 Havana Street, Denver, CO   80239

(Address of principal executive offices) (Zip Code)

Registrant's telephone number: (303) 373-4860

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

    On March 15, 2006, Scott's Liquid Gold-Inc. announced a correction of its press release of March 14, 2006 on operating results for the quarter and year ended December 31, 2005. In the March 14, 2006 press release, in the financial table under "Year ended December 31," the year over the left column should read "2005" and the year over the right column should read "2004". The corrected press release is attached as Exhibit 99.

Item 9.01   Financial Statements and Exhibits.

    Exhibits.

    The following exhibit accompanies this Report:

    Exhibit No.   Document
       99   Press Release dated March 15, 2006
                        stating a correction and replacement
                        of a press release concerning results
                        of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    SCOTT'S LIQUID GOLD-INC.
                                    (Registrant)

Date: March 15, 2006   /s/ Jeffry B. Johnson

                                    By: Jeffry B. Johnson
                                    Chief Financial Officer and
                                    Treasurer

                            EXHIBIT INDEX

Exhibit
Number   Document

99   Press Release dated March 15, 2006
                stating a correction and replacement
                of a press release concerning results
                of operations.

EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
STATES CORRECTION AND REPLACEMENT OF
PRESS RELEASE ANNOUNCING FY2005 OPERATING RESULTS

DENVER – (BUSINESS WIRE) – March 15, 2006 – In BW5995 issued March 14, 2006: In the financial table, under "Year Ended December 31," the year over the left column should read "2005" and the year over the right column should read "2004".

The corrected release reads:

SCOTT'S LIQUID GOLD-INC. ANNOUNCES FY2005 OPERATING RESULTS

Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets household and skin care products, today announced its operating results for the year 2005.

For the twelve months ended December 31, 2005, the Company reported a net loss of ($198,100), or ($0.02) per share, on net sales of approximately $24.0 million. These results compared with a net loss of approximately ($903,100), or ($0.09) per share, on net sales of approximately $22.6 million, in the previous year. The Company experienced a net loss of ($248,400), was recorded in the fourth quarter of 2005, versus prior year fourth quarter net income of $83,400. Net sales of $6,385,900 in the quarter ended December 31, 2005, compared with net sales of $7,013,600 in the year-earlier period.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented "During 2005 we experienced an increase in sales of our Alpha Hydrox skin care products because of the introduction of new Alpha Hydrox products, while experiencing a decrease in our line of household products and a small decrease in sales of our Montagne Jeunesse sachet products. Our net loss for 2005 was $198,100 versus $903,100 for 2004. Our improvement over last year was primarily due to the increase in sales from our new Alpha Hydrox product introductions. We have been advertising both our household chemical products and our skin care products in the first quarter of 2006. As a result of this advertising expense and lower than expected sales in the beginning of 2006, we anticipate that we will experience a net loss for the first quarter of 2006 and most likely will have a net loss at least through the first half of 2006."

Scott's Liquid Gold-Inc. develops, manufactures and markets high quality household and consumer products, including Scott's Liquid Gold wood cleaners/preservatives, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from such forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of each of our significant products in the marketplace; the degree of success of any new product or product line introduction by us; consumer acceptance of the new Alpha Hydrox products; competitive factors; any decrease in distribution of (i.e., retail stores carrying) our significant products; continuation of our distributorship agreement with Montagne Jeunesse; the need for effective advertising of our products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of our products, including applicable environmental regulations; adverse developments in pending litigation; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC. & SUBSIDIARIES
Consolidated Statements of Operations (Unaudited)

	Quarter ended December 31,		Year ended December 31,	
	2005	2004	2005	2004
Net sales	$ 6,385,900	$ 7,013,600	$24,139,200	$22,647,200
Operating costs and expenses:				
Cost of sales	3,762,000	4,057,600	13,514,500	12,907,200
Advertising	644,900	405,300	1,275,200	1,143,400
Selling	1,511,600	1,642,200	5,933,600	5,804,800
General and administrative	682,900	785,500	3,462,000	3,557,900
	6,601,400	6,890,600	24,185,300	23,413,300
Income (loss) from operations	(215,500)	123,000	(46,100)	(766,100)
Interest income	12,100	11,600	42,300	42,500
Interest expense	(45,000)	(49,500)	(194,300)	(177,800)
Loss before income taxes	(248,400)	85,100	(198,100)	(901,400)
Income tax expense	-	1,700	-	1,700
Net income (loss)	$ (248,400)	$ 83,400	$ (198,100)	$ (903,100)
Net income (loss) per common share:				
Basic and Diluted	$ (0.02)	$ -	$ (0.02)	$ (0.09)
Weighted average shares outstanding:				
Basic and Diluted	10,501,700	10,434,000	10,484,600	10,404,500